 [SEC CORRESPONDENCE]

wireless ronin technologies, inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345
(952) 564-3500

September 3, 2009

Writer’s Direct Dial Number:	Writer’s E-Mail Address:
(952) 564-3525	dmcareavey @ wirelessronin.com

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wireless Ronin Technologies, Inc.
Form S-3

Ladies and Gentlemen:

On behalf of Wireless Ronin Technologies, Inc., a Minnesota corporation, we are providing an EDGAR transmission of the above-referenced registration statement pursuant to the Securities Act of 1933, as amended.  The Company hereby certifies that it has wired the applicable filing fee to the SEC’s account at U.S. Bank.

If you have any questions concerning this filing, please contact the undersigned at (952) 564-3525 or Brett D. Anderson at (612) 977-8417.

Very truly yours,

/s/ Darin P. McAreavey
Darin P. McAreavey

Enclosure

cc:           James C. Granger
Scott N. Ross
Peter Keller
Brett D. Anderson